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13014864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fidelity Investment Institutional Services Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Summer Street
(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Castella (201) 915-7387
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCooper LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	NY	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

We, SCOTT COUTO and HARRIS KOMISHANE, affirm that, to the best of our knowledge and belief, the accompanying financial statements and schedules pertaining to Fidelity Investments Institutional Services Company, Inc. for the period ended December 31, 2012, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2.26.13

Signature Date

President

Title

2/28/13

Signature Date

Senior Vice President and Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 28th day of February, 2013

Notary Public

MARY A. SANIUK
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 21, 2019

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):** **Page**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(SEC I.D.No. 8-35097)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITOR'S REPORT

* * * * * * *

pwc

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(SEC I.D.No. 8-35097)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITOR'S REPORT

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

pwc

Independent Auditor's Report

To the Stockholder of Fidelity Investments Institutional Services Company, Inc.

We have audited the accompanying statement of financial condition of Fidelity Investments Institutional Services Company, Inc. as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Investments Institutional Services Company, Inc. at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012
(Dollars in thousands, except share data)

ASSETS	
Securities owned - at fair value	$ 23,960
Prepaid expenses	1,809
Intangible assets, net	393
Deferred dealer concessions, net	81
Other assets	729
Total assets	$ 26,972
LIABILITIES	
Payable to brokers and dealers	$ 632
Other liabilities	2,615
Total liabilities	3,247
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; authorized 3,000 shares; 1,000 shares issued and outstanding	1
Additional paid-in capital	51,222
Total stockholder's equity	51,223
Less: Net receivable from Parent	(27,498)
Total stockholder's equity, net	23,725
Total liabilities and stockholder's equity	$ 26,972

The accompanying notes are an integral part of the statement of financial condition.

A. Organization:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of FMR LLC (the "Parent"). The Company earns revenues on marketing and distribution services associated with selling mutual funds for which Fidelity Distributors Corporation ("FDC"), an affiliate, is the principal underwriter and distributor or sponsor. Substantially all of the Company's marketing and distribution services revenue is earned from FDC. In addition, the Company is the general financial intermediary for certain Fidelity offshore mutual funds managed by an affiliate. The Company earns fees associated with selling and servicing these offshore mutual funds from an affiliate.

B. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

The Company defines cash as cash on hand, demand deposits, and time deposits with maturities less than 60 days. The Company's policy is to invest excess cash into money market funds which are classified as securities owned, at fair value in the statement of financial condition.

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

Deferred Dealer Concessions

Deferred dealer concessions include sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity offshore mutual funds. These concessions are deferred and amortized over the estimated holding periods generally ranging from one to five years. In the event that the underlying mutual fund shares to which the deferred sale charge unit relates are redeemed prior to the end of the estimated life, the unamortized balance is fully charged against income.

Deferred dealer concessions of $81, are reported net of accumulated amortization of $1,168 as of December 31, 2012 in the Company's statement of financial condition.

Management evaluates deferred dealer concessions when events or changes in circumstances indicate that the respective carrying value may not be recoverable. The Company did not record an impairment in 2012.

Intangible Assets

Intangible assets include the excess of purchase price over the fair value of net assets acquired which has been attributed to the value of a customer list. Intangible assets are recorded at cost and amortized over the estimated useful life, generally five years.

Intangible assets of $393, are reported net of accumulated amortization of $1,967 as of December 31, 2012 in the Company's statement of financial condition.

Management evaluates intangible assets when events or changes in circumstances indicate that the respective carrying value may not be recoverable. The Company did not record an impairment in 2012.

Income Taxes

The Parent allocates to the Company a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on a separate return basis. Deferred income taxes are allocated to the Company by the Parent as a direct charge and arise from the differences in the timing of recognition of revenue and expense for tax and financial reporting purposes. This amount has been offset with the receivable from Parent on the statement of financial condition. The Company is subject to tax in certain state and local jurisdictions.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

Recent Accounting Pronouncements

Fair Value Measurements

On January 1, 2012, the Company adopted updated requirements for expanded fair-value disclosures as issued by the Financial Accounting Standards Board (the "FASB"). The update amends certain fair value measurement guidance and expands disclosure requirements primarily for fair value measurements utilizing significant unobservable inputs (Level 3) and items not measured at fair value but for which fair value must be disclosed. Since these new requirements only impact disclosures, adoption did not affect the Company's statement of financial condition.

Disclosures about Offsetting Assets and Liabilities

In December 2012, the FASB issued authoritative guidance related to balance sheet offsetting. The new guidance requires disclosures about assets and liabilities that are offset or have the potential to be offset. These disclosures are intended to address differences in the asset and liability offsetting requirements under U.S. GAAP and International Financial Reporting Standards ("IFRS"). This new guidance will be effective for interim and annual reporting periods beginning January 1, 2013, with retrospective application required. Since these amended principles require only additional disclosure, adoption will not affect the Company's statement of financial condition.

C. Securities Owned at Fair Value:

Securities owned consist of shares held in a Fidelity money market mutual fund. Securities owned are measured at fair value on a recurring basis. The fair value of securities is determined using published net asset values. At December 31, 2012, all of the Company's securities owned measured at fair value are classified as Level 1 within the fair value hierarchy. There were no transfers into or out of Level 1 of the fair value hierarchy during the year.

D. Charge Equivalent to Taxes or Income:

The Parent is subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code which generally allows taxable income, deductions and credits to flow directly to its shareholders. The Company is also subject to taxation under the Subchapter S rules.

At December 31, 2012, the Company had a net deferred tax asset of $539 and is included in the net receivable from the Parent. The primary sources of temporary differences which comprise the net deferred tax asset are deferred compensation and depreciation expense.

The Company files income tax returns both as part of the Parent U.S. federal and state income tax return filings as well as on a separate company basis. With limited exceptions, the returns that include the Company's activity are no longer subject to federal tax examinations for years before 2007 or state and local examinations for years before 2003.

(Dollars in thousands)

E. Commitments and Contingencies:

In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and establishes reserves if a loss is probable and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, it is the opinion of management, after consultation with legal counsel, that its resolution of such actions will not have a material adverse effect on the Company's statement of financial condition.

F. Stockholder's Equity:

During 2012, the Company declared and recorded a non-cash dividend in the amount of $47,305 to the Parent. The total non-cash dividend recorded of $47,305 was settled via the intercompany account with the Parent.

G. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2012, the Company had net capital of $20,234 of which $19,984 was in excess of its required net capital of $250.

H. Transactions with Affiliated Companies:

The Company recorded a non-cash dividend of $47,305 to the Parent during the year ended December 31, 2012. This amount has been offset against the receivable from Parent on the statement of financial condition.

All intercompany transactions with the Parent and affiliated companies are charged or credited through an intercompany account with the Parent and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with the Parent. Under a master netting agreement with the Parent, the Company may offset assets and liabilities which will ultimately be settled by the Parent on behalf of the Company. In accordance with the agreement, net liabilities of approximately $12,996 have been offset against the receivable from the Parent. These liabilities are primarily employee compensation and benefit related.

I. Employee Benefit and Plans:

The Company participates in the Parent's defined contribution profit-sharing plan covering substantially all employees. The Parent contributes annually to the plan in amounts that are generally at the discretion of the Parent and equal to a percentage of participating employees' eligible compensation. Additionally, the Parent makes matching contributions to the plan based on amounts contributed by employees to the plan during the year.

The Company participates in the Parent's Retiree Health Reimbursement Plan ("RHRP"), a health reimbursement arrangement covering eligible employees. The Parent established the Fidelity Welfare Benefit Plans VEBA Trust (the "Trust") to provide a funding vehicle for certain benefits related to the

I. Employee Benefit and Plans, continued:

Parent's welfare benefit plans, including the RHRP. In 2012, the Parent accrued a benefit under the RHRP plan based on an award of three thousand dollars for each eligible full-time employee and one thousand five hundred dollars for each eligible part-time employee, subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of the Parent.

The Company participates in various share-based compensatory plans sponsored by the Parent and is allocated a compensation charge from the Parent that is amortized over the period in which it is earned. The various share-based compensation arrangements are accounted for as share appreciation rights by the Parent. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with participation in changes in the Parent's Net Asset Value per share (as defined) ("NAV") over their respective terms. All plans are settled in cash or promissory notes at the end of their defined term or when plan participants are no longer employees.

J. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

K. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2012 and through February 28, 2013 (the date this report was available to be issued). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2012.